Exhibit 4.1

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY COMPARABLE STATE SECURITIES LAW, AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING THE TRANSFER OR AN EXEMPTION UNDER THE ACT.

PROMISSORY NOTE

$17,500,000	June 1, 2023

For value received, Evergreen Holdco, LLC, a New Mexico limited liability company, and Medicine Man Technologies, Inc., a Nevada corporation (collectively, “Payor”), jointly and severally promise to pay to the order of Sucellus, LLC, a New Mexico limited liability company (the “Holder”), the aggregate principal amount of $17,500,000 (the “Principal Amount”), together with all accrued but unpaid interest thereon, in accordance with and subject to the provisions of this Promissory Note (as may be amended from time to time, this “Seller Note”).

This Seller Note is being issued as a portion of the Purchase Price, pursuant to that certain Asset Purchase Agreement, dated as of April 21, 2023, 2023 (as may be amended and modified from time to time, the “Purchase Agreement”), by and among Payor, Holder and each other signatory thereto. Any terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

1.	Interest; Default Interest.

(a)            Interest. Except as otherwise provided herein, the unpaid principal balance of this Seller Note shall bear interest at a rate per annum equal to 5.00% from the date of this Seller Note until the Seller Note is paid in full, whether at maturity, upon acceleration, by prepayment or otherwise.

(b)            Interest Payment Dates. Interest shall be payable quarterly in arrears to the Holder on the last day of each calendar quarter commencing on the first such date to occur after the execution of this Note (the “Payment Dates”).

(c)            Default Interest. Upon the occurrence of any Event of Default, the outstanding Principal Amount shall bear interest at a rate equal to twelve percent (12%) (the “Default Rate”) until such Event of Default is cured, if such Event of Default is capable of being cured. The interest contemplated by this Section 1(c) includes, and will not be in addition to, the interest described in Section 1(a).

(d)            Computation of Interest. Interest shall be computed on the basis of a year consisting of 360 days and charged for the actual number of days elapsed during the period for which interest is being charged.

2.	Payments.

(a)            Payor shall pay to Holder $1,250,000, plus accrued interest on such amount, on the date that is ninety days following the date hereof and the date that is one hundred and eighty days following the date hereof, for a total amount of $2,500,000 plus accrued interest as it relates to such amount (the two payments collectively, the “Initial Principal Payments”).

(b)            For the first eight (8) Payment Dates, Payor shall only pay to Holder all accrued interest on the Note on each such Payment Date (the “Quarterly Interest Payments”). Commencing on June 30, 2025, and on each Payment Date thereafter, Payor shall pay to Holder installments of principal and interest in accordance with the amortization schedule attached hereto as Exhibit A (the “Quarterly Amortized Payments”); provided, however, all amounts due and owing under this Seller Note, together with all accrued and unpaid interest thereon and other amounts due hereunder, shall be paid on May 31, 2027, unless otherwise provided in Section 8.

(c)            All payments made pursuant to this Seller Note shall be made in lawful money of the United States of America in immediately available funds and shall be made no later than 2:00 p.m. Mountain Time on the date on which such payment is due by wire transfer of immediately available funds to Holder pursuant to wire instructions provided by Holder in writing to Payor from time to time or as otherwise required by Holder from time to time.

(d)            Whenever any payment to be made hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

(e)            Payor may, at any time and from time to time, without premium or penalty, prepay all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon.

(f)            All payments shall be applied first to the payment of any fees or charges outstanding hereunder, second, to any accrued and unpaid interest on the Principal Amount of this Seller Note, and third to the unpaid Principal Amount of this Seller Note; provided, however, that the Initial Principal Payments shall be considered payments of the Principal Amount plus accrued interest as it relates to the amounts of the Initial Principal Payments.

(g)            If any Initial Principal Payment, Quarterly Interest Payment or Quarterly Amortized Payment is not paid within five (5) days of the date when such payment is due, then Payor agrees to pay to Holder a late payment fee equal to ten percent (10%) of the amount of such payment plus interest at the Default Rate from (and including) the due date until (but excluding) the date such payment is made.

(h)            If at any time any payment made by the Payor under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Payor or otherwise, the Payor’s obligation to make such payment shall be reinstated as though such payment had not been made.

3.	Security. The Payor’s obligations under this Seller Note shall be unsecured.

4.            Representations and Warranties. The Payor hereby represents and warrants to Holder on the date hereof as follows:

(a)            The Payor (i) is a limited liability company organized, validly existing and in good standing under the laws of the state of its jurisdiction of organization in which it conducts business or is required to register, (ii) has the requisite power and authority, and the legal right, to own, lease and operate its properties and assets and to conduct its business as it is now being conducted, to execute and deliver this Note, and to perform its obligations hereunder and thereunder, and (iii) is in compliance with all Laws in all material respects.

(b)            The execution and delivery of this Seller Note by the Payor and the performance of its obligations hereunder have been duly authorized by all necessary action on the part of Payor. The Payor has duly executed and delivered this Seller Note.

(c)            No consent or authorization of, filing with, notice to, or other act by, or in respect of, any Governmental Authority or any other Person that has not been obtained is required for the Payor to execute, deliver, or perform any of its obligations under this Seller Note.

(d)            The execution and delivery of this Seller Note and the consummation by the Payor of the transactions contemplated hereby do not and will not (i) violate any Law applicable to Payor or by which any of its properties or assets may be bound, except for violations that would not be material to Payor or its business; or (ii) constitute a default under any material agreement or contract by which the Payor may be bound.

(e)            The Seller Note is a valid, legal and binding obligation of the Payor, enforceable against the Payor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(f)            No action, suit, litigation, investigation, or proceeding of, or before, any arbitrator or Governmental Authority is pending or, to the knowledge of Payor, threatened by or against the Payor or any of its property or assets (i) with respect to the Seller Note or any of the transactions contemplated hereby or (ii) that materially adversely affects the Payor’s financial condition or the ability of the Payor to perform its obligations under the Seller Note.

(g)            The Payor has implemented and maintains in effect policies and procedures designed to ensure compliance in all material respects by the Payor and its directors, officers, employees, and agents with all laws, rules, and regulations of any jurisdiction applicable to the Payor from time to time concerning or relating to bribery or corruption, including the United States Foreign Corrupt Practices Act of 1977 (“Anti-Corruption Laws”), and the Payor is, and to the knowledge of Payor, its directors, officers, and agents are, in compliance with Anti-Corruption laws in all material respects.

5.            Affirmative Covenants. Until all amounts outstanding under this Seller Note has been paid in full, the Payor shall:

(a)            (i) preserve, renew and maintain in full force and effect its corporate or organizational existence and (ii) take all reasonable action to maintain all rights, privileges, and franchises necessary or desirable in the normal conduct of its business, except, in each case, where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(b)            (i) comply with all Laws applicable to it and its business and its obligations under its material contracts and agreements, except (i) where the failure to do so would not reasonably be expected to have a Material Adverse Effect and (ii) as it relates to federal laws regarding the illegality of cannabis; and (ii) maintain in effect and enforce policies and procedures designed to achieve compliance in all material respects by the Payor and its directors, officers, employees and agents with Anti-Corruption Laws.

(c)            pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings, and reserves in conformity with generally accepted accounting principles (GAAP) with respect thereto have been provided on its books.

(d)            as soon as possible and in any event within two (2) Business Days after it becomes aware that an Event of Default has occurred, notify the Holder in writing of the nature and extent of such Event of Default and the action, if any, it has taken or proposed to take with respect to such Event of Default.

(e)            promptly execute and deliver such further instruments and do or cause to be done such further acts as may be necessary to carry out the intent and purposes of this Seller Note.

6.	[RESERVED].

7.            Default. Each of the following events shall constitute an event of default (an “Event of Default”) hereunder:

(a)            the failure by Payor to pay the Initial Principal Payments, the Quarterly Interest Payments, the Quarterly Amortized Payments or the Principal Amount, together with all accrued and unpaid interest thereon, or any other amount required hereunder when such payment is required to be made pursuant to the terms hereto unless such payment is made within three (3) Business Days of any missed payment date; provided, however, if the Payor fails to pay any amounts when due more than two (2) times in any consecutive twelve (12) month period, then the Payor will be deemed in default immediately upon any subsequent missed payment date, without regard to the three (3) Business Day grace period described above;

(b)            any representation or warranty made by Payor to the Holder herein is incorrect in any material respect on the date as of which such representations or warranty was made or deemed made;

(c)            Payor fails to observe or perform (i) any covenant, condition or agreement contained in Section 5(d), or (ii) any other covenant, obligation, condition or agreement contained in this Seller Note, other than those specified in clause (i), and Section 7(a), and such default shall continue unremedied for a period of fifteen (15) Business Days after the earlier of the date on which (A) any director, officer, or executive employee of the Payor becomes aware of such failure, or (B) written notice thereof shall have been given to the Payor from Holder;

(d)            Payor fails to pay when due any of its debts or other obligations (other than the debt arising under this Seller Note, but including any of its payment obligations under the Purchase Agreement, including without limitation, payment of the Positive Closing Inventory Adjustment, if any), or any interest or premium thereon, when due and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such debt or obligation;

(e)            Payor shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner or liquidator of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under applicable state bankruptcy laws, as amended or replaced from time to time (the “Bankruptcy Code”), (iv) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding-up, or composition or readjustment of debts, or (v) fail to controvert in a timely and appropriate manner or acquiesce in writing to any petition filed against it in an involuntary case under the Bankruptcy Code;

(f)            a proceeding or case shall be commenced, without the application or consent of Payor, as applicable, in any court of competent jurisdiction, seeking (i) Payor’s reorganization, liquidation, dissolution, arrangement or winding-up, or the composition or readjustment of any of its debts, (ii) the appointment of a receiver, custodian, trustee, examiner, liquidator or the like of Payor, or of all or any substantial part of its properties, or (iii) similar relief in respect of Payor under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against Payor shall be entered in an involuntary case under the Bankruptcy Code; or

(g)            one or more judgments or decrees shall be entered against the Payor and all of such judgments or decrees shall not have been vacated, discharged or stayed or bonded pending appeal within thirty (30) days from the entry thereof.

8.	Remedies on Default.

(a)            Upon the occurrence and during the continuation of an Event of Default, in addition to the rights and remedies set forth elsewhere in this Seller Note or at law or in equity:

(i)            with the exception of an Event of Default specified in Section 7(f) or Section 7(g), Holder may in its discretion declare the unpaid Principal Amount of this Seller Note, together with all accrued and unpaid interest thereon and other amounts due hereunder, to be immediately due and payable without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, anything in this Seller Note to the contrary notwithstanding;

(ii)            upon the occurrence and continuance of an Event of Default specified in Section 7(c) or Section 7(g), the unpaid Principal Amount of this Seller Note, together with all accrued and unpaid interest thereon and other amounts due hereunder, shall thereupon and concurrently therewith become immediately due and payable, all without any action by Holder and without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, anything in this Seller Note to the contrary notwithstanding; and

(iii)          upon the occurrence of any Event of Default, Holder may exercise any or all of its rights, powers or remedies under applicable Law.

(b)            Each right, power, and remedy of Holder as provided for in this Seller Note or now or hereafter existing at law or in equity or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Seller Note or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise or beginning of the exercise by Holder, of any one or more of such rights, powers, or remedies shall not preclude the simultaneous or later exercise by Holder of any or all such other rights, powers, or remedies.

9.            Setoff; Reductions. If at the time Payor is entitled to a payment under the Purchase Agreement for which Payor is entitled to exercise its right of Set-Off in accordance with the terms thereof (such payment amount, the “Owed Amount”), upon notice to Holder specifying the Owed Amount and citing the relevant section of the Purchase Agreement as the basis for such Owed Amount, Payor may deduct the Owed Amount from any unpaid amounts due hereunder in accordance with Section 2(f) and the limitations set forth in the Purchase Agreement. Upon deduction of the Owed Amount from amounts due to Holder under this Seller Note, Payor and Holder shall update the amortization schedule attached hereto as Exhibit A if the deduction of the Owed Amount would reduce the Principal Amount. The exercise by Payor of Payor’s rights in accordance with this Section 9 and the Purchase Agreement shall not constitute an Event of Default under this Seller Note.

10.            Assignment. Payor’s obligations under this Seller Note shall not be assignable or assumable in any respect without the prior written consent of the Holder or unless permitted pursuant to Section 9.6 of the Purchase Agreement. Holder may not assign or otherwise transfer this Seller Note to any party without the prior written consent of Payor.

11.            Forbearance. Any forbearance or delay by Holder in exercising any right or remedy hereunder or otherwise afforded by applicable law shall not be a waiver of or preclude the exercise of any right or remedy. No delay or omission on the part of Holder in exercising any right or remedy hereunder or otherwise afforded by applicable law nor any single or partial exercise by Holder of any right, remedy, power or privilege shall (a) operate as a waiver of such right or of any other right under this Seller Note or give rise to any estoppel, (b) be construed as an agreement to modify the terms of this Seller Note, or (c) preclude any other or further exercise by Holder of the same or of any other right, remedy, power, or privilege. No waiver by Holder of any right, remedy, power or privilege with respect to any occurrence shall be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence or continuing occurrence. No waiver by a party hereunder shall be effective unless it is in writing and signed by the party making such waiver.

12.            Cancellation. After the Principal Amount owed on this Seller Note, together with all accrued and unpaid interest thereon and other amounts due hereunder, has been paid in full, this Seller Note shall be surrendered to Payor for cancellation and shall not be reissued.

13.	Miscellaneous.

(a)            The terms and provisions of Section 9.3 (Notices), Section 9.4 (Interpretation), Section 9.5 (Counterparts; Electronic Signature), Section 9.6 (Entire Agreement; Nonassignability; Parties in Interest), Section 9.7 (Severability), Section 9.9 (Governing Law; Jurisdiction), Section 9.10 (Waiver of Jury Trial), and Section 9.11 (Expenses) of the Purchase Agreement are hereby incorporated herein by reference and apply, mutatis mutandis, to this Agreement, substituting the term “Seller Note” for “Agreement” each place it appears if necessary for the proper interpretation and construction of such sections.

(b)            Payor and Holder have participated jointly in the negotiation and drafting of this Seller Note. In the event an ambiguity or question of intent or interpretation arises, this Seller Note shall be construed as if drafted jointly by Payor and Holder, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Seller Note.

(c)            Payor and any individual or entity who assumes the obligations of this Seller Note (if permitted hereunder) (i) waives demand, notice, presentment and notice of dishonor, acceleration and intent to accelerate; and (ii) agrees that no renewal or extension of this Seller Note, including a renewal or extension in which this Seller Note is surrendered, no release, surrender, no delay in the enforcement of payment of this Seller Note, and no delay or omission in exercising any right or power under this Seller Note shall affect such individual’s or entity’s liability or result in a waiver of such right or power.

(d)            This Seller Note may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of each of the parties hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Seller Note on the date first above written.

PAYOR:

EVERGREEN HOLDCO, LLC,
a New Mexico limited liability company

By:	/s/ Christine Jones
Name: Christine Jones
Title: Authorized Signatory

MEDICINE MAN TECHNOLOGIES, INC.
a Nevada corporation

By:	/s/ Christine Jones
Name: Christine Jones
Title: Chief Legal Officer

Acknowledged by:

SUCELLUS, LLC

By:	/s/ Andrew Dolan
Name: Andrew Dolan
Title: Manager

[Signature page to Secured Promissory Note]

EXHIBIT A
AMORTIZATION SCHEDULE